UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 9)

                                  PremiumWear, Inc.
                     (formerly known as Munsingwear, Inc.)
                                  (Name of Issuer)

                        Common Stock, par value $0.01 per share
                              (Title of Class of Securities)

                                         62632010
                                      (CUSIP Number)

                                      Arnold M. Amster
                                      767 Fifth Avenue
                                  New York, New York 10153
                                       (212) 664-4500
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                       April 7, 1997

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is
the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box []

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

SCHEDULE 13D
CUSIP No. 62632010


1     NAME OF REPORTING PERSONS
     Arnold M. Amster
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) []

            (b) []

3     SEC USE ONLY

4     SOURCE OF FUNDS*
     PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                 []

6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States


NUMBER OF                 7     SOLE VOTING POWER
                                   1,000
SHARES

BENEFICIALLY              8     SHARED VOTING POWER
                                   100,000
OWNED BY
EACH                      9     SOLE DISPOSITIVE POWER
                                   1,000
REPORTING
PERSON WITH               10    SHARED DISPOSITIVE POWER
                                   100,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

    100,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                       []

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.80%

14    TYPE OF REPORTING PERSON*
    IN
SCHEDULE 13D
CUSIP No. 6232010

1     NAME OF REPORTING PERSONS
     Peggy J. Amster
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) []

            (b) []

3     SEC USE ONLY

4     SOURCE OF FUNDS*
     PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) []

6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF          7      SOLE VOTING POWER
                              0
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
                              0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
                              0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

          0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* []

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14    TYPE OF REPORTING PERSON*
          IN

SCHEDULE 13D
CUSIP No. 62632010

1     NAME OF REPORTING PERSONS
     Peggy J. Amster, as
     custodian for Wendy Amster

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) []

            (b) []

3     SEC USE ONLY

4     SOURCE OF FUNDS*
          PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) []

6     CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF          7      SOLE VOTING POWER
                                  0
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
                                   0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
                                   0
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
                                   0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                             0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* []

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .0%

14    TYPE OF REPORTING PERSON*
          IN

SCHEDULE 13D
CUSIP No. 62632010

1     NAME OF REPORTING PERSONS
          Robert M. Boyar
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) []

            (b) []

3     SEC USE ONLY

4     SOURCE OF FUNDS*
               PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) []

6     CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF          7      SOLE VOTING POWER
                              3,400
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
                              0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
                              3,400
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                             3,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* []

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .16%

14    TYPE OF REPORTING PERSON*
          IN
SCHEDULE 13D
CUSIP No. 62632010

1     NAME OF REPORTING PERSONS
     Flex Holding Corp.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Intentionally Omitted

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) []

            (b) []

3     SEC USE ONLY

4     SOURCE OF FUNDS*
          WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E) []

6     CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF          7      SOLE VOTING POWER
                              99,000
SHARES
BENEFICIALLY       8      SHARED VOTING POWER
                              0
OWNED BY
EACH               9      SOLE DISPOSITIVE POWER
                              99,000
REPORTING
PERSON WITH        10     SHARED DISPOSITIVE POWER
                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
                           99,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* []

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.76%

14    TYPE OF REPORTING PERSON*
     CO

         This Amendment No. 8 amends and supplements the statement of Schedule 13D dated March 28, 1995, as amended, filed by Arnold M. Amster, Peggy J. Amster, custodian for Wendy Amster, Peggy Amster Trust, Linda Preuss Trust, Flex Holding Corp., and Robert M. Boyar relating to the shares of Common Stock of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the statement on Schedule 13D dated March 28, 1995.

Item 5.   Interest in Securities of the Issuer

    (a) The response to Item 5(a) is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

     The ownership by the Reporting Persons of shares of Common
Stock and the percentage of the outstanding shares of Common
Stock represented thereby is as follows:


Name              Number of Shares             Percentage

Arnold M. Amster     1,000(1)                  .05%(1)
Peggy J. Amster           0                     0%
Peggy J. Amster,
  as custodian for
  Wendy Amster            0                     0%
Robert M. Boyar      3,400                     .16%
Flex Holding Corp.  99,000                    4.76%

(1) Excludes shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster shares voting and dispositive power with respect to the shares of Common Stock owned by: Peggy J. Amster; Peggy J. Amster, as custodian for Wendy Amster; and Flex Holding Corp. Accordingly, Arnold M. Amster may be deemed to be the beneficial owner of all of the 117,500 shares owned by the Reporting Persons (other than Robert
M. Boyar), representing 5.65% of the outstanding shares of Common Stock. Arnold M. Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

      (c) The response to Item 5(c) is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

       Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days:

Name of                            Number              Price
Reporting                            of     Bought/     per
  Person                   Date    Shares    Sold      Share

Arnold M. Amster         03/13/97  2,000  Sold           $3.50
                         03/13/97  7,000  Sold           $3.88

Robert Boyar             04/02/97  1,000  Sold           $4.00

Flex Holding Corp.       03/13/97  2,300  Sold           $3.38
                         04/04/97  1,000  Sold           $4.63
                         04/04/97  6,500  Sold           $4.50

All such transactions were effected on the New York Stock
Exchange.
                                      Signature

           The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


April 7, 1997                            /s/ Arnold M. Amster
                                          Arnold M. Amster


                                         /s/ Peggy J. Amster*
                                         Peggy J. Amster


                                         /s/ Peggy J. Amster*
                                         Peggy J. Amster, as
                                         custodian for Wendy
                                         Amster


                                          /s/ Robert M. Boyar*
                                          Robert M. Boyar


                                          FLEX HOLDING CORP.

                                          By /s/ Arnold M. Amster

                                          Arnold M. Amster,
                                          Chairman of the Board


                                        * By Arnold M. Amster
                                          Attorney-in-fact


                                          /s/ Arnold M. Amster
                                          Arnold M. Amster